Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES INVESTMENT
IN MAPLE GOLD MINES LTD.

Toronto (October 8, 2020) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") announced today that it has agreed to subscribe for 25,838,821 units ("Units") of Maple Gold Mines Ltd. (TSX-V: MGM) ("Maple") in a non-brokered private placement at a price of $0.239 per Unit for total consideration of approximately $6,175,478 (the "Private Placement"). Each Unit is comprised of one common share of Maple (a "Common Share") and one common share purchase warrant of Maple (a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of $0.34 for a period of three years following the closing date of the Private Placement, subject to acceleration of the expiry date, at the option of Maple, in the event the Common Shares trade on the TSX-V above $0.60 for a period of twenty consecutive trading days at any time following two years from the closing date of the Private Placement. Closing is expected to occur on or about October 9, 2020 and is subject to certain conditions.

In addition to the Private Placement, Agnico Eagle and Maple have entered into a binding term sheet (the "Binding Term Sheet") that contemplates the formation of a 50-50 joint-venture, which will combine Maple's Douay Project and Agnico Eagle's Joutel Project into a consolidated joint property package (the "Joint Venture"). The Douay Project and Joutel Project are adjacent properties located in the Abitibi region of Quebec, and the Joutel Project hosted Agnico's past-producing Telbel mine. Subject to the terms and conditions of the Binding Term Sheet, Agnico Eagle and Maple Gold have agreed to negotiate in good faith and use commercially reasonable efforts to enter into a definitive joint venture agreement within three months of signing the Binding Term Sheet. The Binding Term Sheet provides, among other things, that (i) Agnico Eagle will fund $18 million in exploration expenses over a four-year period; (ii) Agnico Eagle and Maple will jointly fund an additional $500,000 in exploration of VMS targets on the western portion of the Douay Project; and (iii) Agnico Eagle and Maple will each be granted a 2% NSR on the property that they contribute to the Joint Venture, each with aggregate buyback provisions of US$40 million.

Agnico Eagle currently owns 11,764,706 Common Shares, representing approximately 4.4% of the issued and outstanding Common Shares on a non-diluted basis. On closing of the Private Placement, Agnico Eagle will own 37,603,527 Common Shares and 25,838,821 Warrants, representing approximately 12.84% of the issued and outstanding Common Shares on a non-diluted basis and 19.90% of the issued and outstanding Common Shares on a partially-diluted basis.

Agnico Eagle and Maple have agreed to enter into an investor rights agreement on closing of the Private Placement pursuant to which Agnico Eagle will be granted certain rights, provided Agnico Eagle maintains certain ownership thresholds in Maple, including: (i) the right to participate in equity financings in order to maintain its pro rata ownership in Maple at the time of such financing or acquire up to a 19.90% ownership interest in Maple; and (ii) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Maple to eight or more directors, two persons) to the board of directors of Maple.

Agnico Eagle is acquiring the Common Shares and the Warrants for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of Maple or dispose of some or all of the Common Shares, common share purchase warrants or other securities of Maple that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Jean-Marie Clouet

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Agnico Eagle's head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Maple's head office is located at 885 West Georgia Street, Suite 2200, Vancouver, British Columbia, V6C 3E8.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

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Forward-Looking Statements

The information in this news release has been prepared as at October 8, 2020. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "may", "will" or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing date of the Private Placement, Agnico Eagle's ownership interest in Maple upon closing of the Private Placement, Agnico Eagle's acquisition or disposition of securities of Maple in the future, the terms of the investor rights agreement, the expected timing of formation of the Joint Venture and Agnico Eagle's future activities with respect to the Joint Venture.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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